SEC 1745 (12-02)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL

OMB NUMBER: 3235-0145

Expires: December 31, 2005

Estimated average burden hours per response. . . . . . 11

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 4)*

ACME Communications, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

004631107
(CUSIP Number)

December 31, 2003
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_|	Rule 13d-1(b)

|_|	Rule 13d-1(c)

|X|	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 19 pages

CUSIP No. 004631107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Jamie Kellner

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,211,117

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,211,117

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,211,117

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 6.78%

12.	Type of Reporting Person (See Instructions) IN

Page 2 of 19 pages

CUSIP No. 004631107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Douglas Gealy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization Missouri

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 911,189

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 911,189

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 911,189

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 5.10%

12.	Type of Reporting Person (See Instructions) IN

Page 3 of 19 pages

CUSIP No. 004631107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas Allen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 908,524

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 908,524

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 908,524

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 5.08%

12.	Type of Reporting Person (See Instructions) IN

Page 4 of 19 pages

CUSIP No. 004631107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Thomas Embrescia

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization Ohio

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 96,777

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 96,777

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 96,777

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 0.54%

12.	Type of Reporting Person (See Instructions) IN, OO

Page 5 of 19 pages

CUSIP No. 004631107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alta Communications VI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,125,892

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,125,892

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,125,892

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 6.30%

12.	Type of Reporting Person (See Instructions) PN

Page 6 of 19 pages

CUSIP No. 004631107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alta Comm S-by-S, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 25,628

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 25,628

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,628

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 0.14%

12.	Type of Reporting Person (See Instructions) OO

Page 7 of 19 pages

CUSIP No. 004631107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alta Subordinated Debt Partners III, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 383,840

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 383,840

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 383,840

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 2.15%

12.	Type of Reporting Person (See Instructions) PN

Page 8 of 19 pages

CUSIP No. 004631107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CEA Capital Partners USA, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 1,173,476

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 1,173,476

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,173,476

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 6.57%

12.	Type of Reporting Person (See Instructions) PN

Page 9 of 19 pages

CUSIP No. 004631107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). CEA Capital Partners USA CI, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)	(a) |_| (b) |X|

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 361,884

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 361,884

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 361,884

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	|_|

11.	Percent of Class Represented by Amount in Row (9) 2.02%

12.	Type of Reporting Person (See Instructions) PN

Page 10 of 19 pages

Item 1.

(a)	Name of Issuer
(b).	Address of Issuer’s Principal Executive Offices

ACME Communications, Inc. 2101 E. Fourth Street, Suite 202 Santa Ana, CA 92705

Item 2.

(a)	Name of Person Filing
(b)	Address of Principal Business Office, or if none, Residence
(c)	Citizenship

Jamie Kellner c/o ACME Communications, Inc. 2101 E. Fourth Street, Suite 202 Santa Ana, CA 92705 (California)

Douglas Gealy c/o ACME Communications, Inc. 2101 E. Fourth Street, Suite 202 Santa Ana, CA 92705 (Missouri)

Thomas Allen c/o ACME Communications, Inc. 2101 E. Fourth Street, Suite 202 Santa Ana, CA 92705 (California)

Thomas Embrescia Second Generation Place 3029 Prospect Avenue Cleveland, OH 44115 (Ohio)

Alta Subordinated Debt Partners III, L.P. 200 Clarendon Street, Floor 51 Boston, MA 02116 (Delaware)

Alta Communications VI, L.P. 200 Clarendon Street, Floor 51 Boston, MA 02116 (Delaware)

Page 11 of 19 pages

Alta Comm S-by-S, LLC 200 Clarendon Street, Floor 51 Boston, MA 02116 (Massachusetts)

CEA Capital Partners USA, L.P. 199 Water Street, 20th Floor New York, NY 10038 (Delaware)

CEA Capital Partners USA CI, L.P. 199 Water Street, 20th Floor New York, NY 10038 (Cayman Islands)

(d)	Title of Class of Securities

Common Stock

(e)	CUSIP Number

004631107

Item 3.   If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the                person filing is a:

(a)	|_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	|_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	|_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	|_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	|_| An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	|_| An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	|_| A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	|_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

Page 12 of 19 pages

(i)	|_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	|_| Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1. Jamie Kellner
(a)	Amount beneficially owned: 1,211,117

(b)	Percent of class: 6.78%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,211,117

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,211,117*

(iv)	Shared power to dispose or to direct the disposition of: -0-

*	Includes stock options exercisable within 60 days of 12/31/03.

Douglas Gealy
(a)	Amount beneficially owned: 911,189

(b)	Percent of class: 5.10%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 911,189

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 911,189*

(iv)	Shared power to dispose or to direct the disposition of: -0-

*	Includes stock options exercisable within 60 days of 12/31/03.

Thomas Allen
(a)	Amount beneficially owned: 908,524

(b)	Percent of class: 5.08%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 908,524

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 908,524*

(iv)	Shared power to dispose or to direct the disposition of: -0-

*	Includes stock options exercisable within 60 days of 12/31/03.

Thomas Embrescia
(a)	Amount beneficially owned: 96,777

(b)	Percent of class: 0.54%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 96,777

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 96,777

(iv)	Shared power to dispose or to direct the disposition of: -0-

Page 13 of 19 pages

Alta Subordinated Debt Partners III, L.P.
(a)	Amount beneficially owned: 383,840

(b)	Percent of class: 2.15%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 383,840

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 383,840

(iv)	Shared power to dispose or to direct the disposition of: -0-

Alta Communications VI, L.P.
(a)	Amount beneficially owned: 1,125,892

(b)	Percent of class: 6.30%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,125,892

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,125,892

(iv)	Shared power to dispose or to direct the disposition of: -0-

Alta Comm S-by-S, LLC
(a)	Amount beneficially owned: 25,628

(b)	Percent of class: 0.14%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 25,628

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 25,628

(iv)	Shared power to dispose or to direct the disposition of: -0-

CEA Capital Partners USA, L.P.
(a)	Amount beneficially owned: 1,173,476

(b)	Percent of class: 6.57%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 1,173,476

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 1,173,476

(iv)	Shared power to dispose or to direct the disposition of: -0-

Page 14 of 19 pages

CEA Capital Partners USA CI, L.P.
(a)	Amount beneficially owned: 361,884

(b)	Percent of class: 2.02%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 361,884

(ii)	Shared power to vote or to direct the vote: -0-

(iii)	Sole power to dispose or to direct the disposition of: 361,884

(iv)	Shared power to dispose or to direct the disposition of: -0-

(1)	Each of the reporting persons herein were formerly members of a long-term voting agreement to elect certain directors of ACME Communications, Inc. The subject voting agreement expired on September 30, 2003 and was not renewed.

Item 5.   Ownership of Five Percent or Less of a Class.

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following |X|.

Thomas Embrescia has ceased to be a reporting person as a result of the termination of the group described in item 9.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported                on by the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

See Exhibit A.

Item 9.   Notice of Dissolution of Group.

Each of the reporting persons were members of a long-term voting agreement to elect certain directors of ACME Communications, Inc. which expired on September 30, 2003 and was not renewed. As a result, the group for which the voting agreement gave rise has terminated. However, Alta Subordinated Debt Partners III, L.P., Alta Communications VI, L.P, and Alta Comm S-by-S, LLC may be deemed to be a group, and CEA Capital Partners USA, L.P. and CEA Capital Partners USA CI, L.P. may be deemed to be a separate group. In each case, they are of the view that they are not acting as a group for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the beneficial ownership of securities held by any of them.

Item 10.   Certifications.

* Not applicable.

Page 15 of 19 pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. February 7, 2004

JAMIE KELLNER /s/ ————————————————— DOUGLAS GEALY /s/ ————————————————— THOMAS ALLEN /s/ ————————————————— THOMAS EMBRESCIA /s/ —————————————————

Page 16 of 19 pages

ALTA COMMUNICATIONS VI, L.P.

By:	Alta Communications VI Management Partners, L.P., its general partner

By: Name: Title:	/s/ ——————————————————— Eileen McCarthy General Partner

ALTA-COMM S BY S, LLC

By: Name:	/s/ ——————————————————— Eileen McCarthy, a member

ALTA SUBORDINATED DEBT PARTNERS III, L.P.

By:	Alta Subordinated Debt Management III, L.P., its general partner

By: Name: Title:	/s/ ——————————————————— Eileen McCarthy General Partner

Page 17 of 19 pages

CEA CAPITAL PARTNERS USA, L.P.

By:	Seaport Capital, its authorized representative

By: Name: Title:	/s/ ——————————————————— Howard M. Kaufman Chief Financial Officer

CEA CAPITAL PARTNERS USA CI L.P.

By:	Seaport Capital, its authorized representative

By: Name: Title:	/s/ ——————————————————— Howard M. Kaufman Chief Financial Officer

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties for whom copies are to be sent.

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Page 18 of 19 pages

Exhibit A

Alta Subordinated Debt Partners III, L.P., Alta Communications VI, L.P, and Alta Comm S-by-S, LLC (“Alta funds” or “Alta”) may be deemed to be a group; however they are not otherwise required to attribute to each other the beneficial ownership of securities held by any of them.

CEA Capital Partners USA, L.P. and CEA Capital Partners USA CI, L.P. (“CEA funds” or “CEA”) may be deemed to be a separate group. However, they are of the view that they are not acting as a group for purposes of Section 13(d) under the 1934 Act and that they are not otherwise required to attribute to each other the beneficial ownership of securities held by any of them.

Regardless, Alta and CEA, are not acting as a group together for purposes of Section 13(d) under the 1934 Act and are not required to attribute to each other the beneficial ownership of securities held by them.

Alta Subordinated Debt Partners III, L.P.
Alta Communications, VI, L.P.
Alta Comm S-by-S, LLC

CEA Capital Partners USA, L.P.
CEA Capital Partners USA CI, L.P.

Page 19 of 19 pages